EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of InterMune, Inc. for the registration of up to $175,000,000 of its debt securities, common stock, preferred stock and warrants to purchase debt securities, common stock or preferred stock and to the incorporation by reference therein of our reports dated March 10, 2006, with respect to the consolidated financial statements and schedule of InterMune, Inc., InterMune. Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of InterMune, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Palo Alto, California
December 27, 2006